UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-19131

MedImmune, Inc.
(Exact name of registrant as specified in its charter) One MedImmune Way Gaithersburg, Maryland 20878 Telephone: (301) 398-0000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
1.375% Convertible Senior Notes due 2011 1.625% Convertible Senior Notes due 2013
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	[X]	Rule 12h-3(b)(l)(i)	[X]
Rule 12g-4(a)(l)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:

1.375% Convertible Senior Notes due 2011 – 5 holders

1.625% Convertible Senior Notes due 2013 – 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, MedImmune, Inc. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Date:  August 9, 2007

MedImmune, Inc.

By:	/s/ William C. Bertrand
	Name:	William C. Bertrand, Esq.
	Title:	Senior Vice President, General Counsel &
Corporate Secretary